UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Strategic Hotels & Resorts Inc.
(Name of Issuer)

Series A Preferred Stock, $0.01 par value per share
(Title of Class of Securities)

86272T304
(CUSIP Number)

January 3, 2011
Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)
☒           Rule 13d-1(c)
☐           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 86272T304	13G/A

1	NAMES OF REPORTING PERSON New Vernon Aegir Master Fund Ltd. SS OR I.R.S. IDENTIFICATION NO. OF THE ABOVE PERSON 98-0683760
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	5	SOLE VOTING POWER 31,534
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 31,534
PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ 31,534
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7%1
12	TYPE OF REPORTING PERSON CO

_______________________________

1
As of the filing date hereof, based on 4,488,750 shares of Series A Preferred Stock issued and outstanding as of November 3, 2010, as reported by the Issuer on the most recent Form 10-Q filed November 4, 2010 with the Securities and Exchange Commission.

Cusip No. 86272T304	13G/A

1	NAMES OF REPORTING PERSON New Vernon Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 31,534
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 31,534
PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ 31,534
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7%2
12	TYPE OF REPORTING PERSON IA

_______________________________

2	See footnote 1.

Cusip No. 86272T304	13G/A

1	NAMES OF REPORTING PERSON New Vernon Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Deleware
NUMBER OF SHARES	5	SOLE VOTING POWER 31,534
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 31,534
PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ 31,534
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7%3
12	TYPE OF REPORTING PERSON IA

_______________________________

3	See footnote 1.

Cusip No. 86272T304	13G/A

1	NAMES OF REPORTING PERSON Trent Stedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 32,391
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 32,391
PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ 32,391
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7%4
12	TYPE OF REPORTING PERSON IN

_______________________________

4	See footnote 1.

Cusip No. 86272T304	13G/A

1	NAMES OF REPORTING PERSON Thomas Patrick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	5	SOLE VOTING POWER 233,609
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 233,609
PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ 233,609
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%5
12	TYPE OF REPORTING PERSON IN

_______________________________

5	See footnote 1.

Cusip No. 86272T304	13G/A

1	NAMES OF REPORTING PERSON NV North American Opportunity Fund SS OR I.R.S. IDENTIFICATION NO. OF THE ABOVE PERSON 98-0454389
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON CO

Cusip No. 86272T304	13G/A

Item 1(a)	Name of Issuer: Strategic Hotels & Resorts Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

200 West Madison Street
Suite 1700
Chicago, IL  60606

Item 2(a)	Name of Person Filing
Item 2(b)	Address of Principal Business Office
Item 2(c)	Citizenship

New Vernon Aegir Master Fund Ltd.
799 Central Ave.
Suite 350
Highland Park, Illinois 60035
Cayman Islands

New Vernon Investment Management LLC
799 Central Ave.
Suite 350
Highland Park, Illinois 60035
Delaware

New Vernon Partners LLC
799 Central Ave.
Suite 350
Highland Park, Illinois 60035
Delaware

Trent Stedman
799 Central Ave.
Suite 350
Highland Park, Illinois 60035
United States Citizen

Thomas Patrick
799 Central Ave.
Suite 350
Highland Park, Illinois 60035
United States Citizen

NV North American Opportunity Fund
799 Central Ave.
Suite 350
Highland Park, Illinois 60035
Cayman Islands

2(d)	Title of Class of Securities: Series A Preferred Stock, par value $0.01.

2(e)	CUSIP Number: 86272T304

Cusip No. 86272T304	13G/A

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.  ☒

Item 4	Ownership:

(i)	New Vernon Aegir Master Fund Ltd.6

(a)	Amount beneficially owned: 31,534 shares

(b)	Percent of Class: Approximately 0.7%7

_______________________________

6
This amendment reflects a restructuring that occurred on January 3, 2011, pursuant to which (i) NV North American Opportunity Fund contributed all of its assets to New Vernon Aegir Master Fund Ltd. ("Master Fund") in exchange for all of the equity of Master Fund, (ii) New Vernon Investment Management LLC became the investment advisor of Master Fund (which currently holds only the assets contributed to it by NV North American Opportunity Fund), and (iii) New Vernon Partners LLC became the investment manager of Master Fund.  As a result of such restructuring, NV North American Opportunity Fund does not beneficially own any shares of Common Stock of the Issuer.  Trent Stedman is a portfolio manager of New Vernon Investment Management LLC and in such capacity, Mr. Stedman controls the trading of securities held by Master Fund.  As a result of his service in such capacity and otherwise by virtue of his relationship to Master Fund, New Vernon Partners LLC and New Vernon Investment Management LLC, Mr. Stedman may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under Securities Exchange Act of 1934, as amended (the “Act”)), the shares of Common Stock directly beneficially owned by Master Fund.  New Vernon Investment Management LLC and New Vernon Partner LLC also may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Act) the shares of Common Stock directly beneficially owned by Master Fund.

Cusip No. 86272T304	13G/A

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 31,534

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 31,534

(iv)	shared power to dispose or to direct the disposition of: 0

(ii)	New Vernon Investment Management LLC8

(a)           Amount beneficially owned:  31,534 shares

(b)           Percent of Class:  Approximately 0.7%9

(c)           Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 31,534

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 31,534

(iv)	shared power to dispose or to direct the disposition of: 0

(iii)	New Vernon Partners LLC10

(a)           Amount beneficially owned:  31,534 shares

(b)           Percent of Class:  Approximately 0.7%11

(c)           Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 31,534

(ii)	shared power to vote or to direct the vote: 0

_______________________________

7	See footnote 1.

8	See footnote 6.

9	See footnote 1.

10	See footnote 6.

11	See footnote 1.

Cusip No. 86272T304	13G/A

(iii)	sole power to dispose or to direct the disposition of: 31,534

(iv)	shared power to dispose or to direct the disposition of: 0

(iv)	Trent Stedman12

(a)           Amount beneficially owned:  32,391 shares

(b)           Percent of Class:  Approximately 0.7%13
(c)           Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 32,391

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 32,391

(iv)	shared power to dispose or to direct the disposition of: 0

(v)	Thomas Patrick14

(a)           Amount beneficially owned:  233,609 shares

(b)           Percent of Class:    Approximately 5.2%15

(c)           Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 233,609

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 233,609

(iv)	shared power to dispose or to direct the disposition of: 0

(vi)	NV North American Opportunity Fund16

(a)           Amount beneficially owned:  0 shares

(b)           Percent of Class:    Approximately 0.0%

_______________________________

12	See footnote 6.

13	See footnote 1.

14	See footnote 6.

15	See footnote 1.

16	See footnote 6.

Cusip No. 86272T304	13G/A

(c)           Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct: 0

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:      ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Cusip No. 86272T304	13G

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 13, 2011	New Vernon Aegir Master Fund Ltd.
	By:	New Vernon Partners LLC

	By:	/s/ Trent Stedman
Trent Stedman

Dated as of January 13, 2011	New Vernon Investment Management LLC

	By:	/s/ Trent Stedman
Trent Stedman

Dated as of January 13, 2011	New Vernon Partners LLC

	By:	/s/ Trent Stedman
Trent Stedman

Dated as of January 13, 2011		/s/ Trent Stedman
Trent Stedman

Dated as of January 13, 2011		/s/ Trent Stedman
Trent Stedman, Authorized Signatory for Thomas Patrick*

Dated as of January 13, 2011	NV North American Opportunity Fund
	By:	New Vernon Investment Management LLC

	By:	/s/ Trent Stedman
Trent Stedman

* Pursuant to Power of Attorney previously filed.